

November 6, 2023

Charles Federman
Chief Executive Officer and Director
SILVERspac Inc.
7 World Trade Center, 10th Floor
250 Greenwich Street
New York, NY 10007

> **Re: SILVERspac Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-40783**

Dear Charles Federman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction